

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 24, 2007

Mr. Craig Steinke
Chief Executive Officer and Chief Financial Officer
Eagle Family Foods, Inc.
735 Taylor Road, Suite 200
Gahanna, Ohio 43230

> **Re:** **Eagle Family Foods, Inc.**
> **Form 10-K for Fiscal Year Ended July 1, 2006**
> **Filed September 29, 2006**
> **File No. 333-50305**

Dear Mr. Steinke:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief